BB 3/12


02003604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002

SEC FILE NUMBER
8-21563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1317 INVESTMENT BUILDING
(No. and Street)

PITTSBURGH, (City) PENNSYLVANIA (State) 15222-1745 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD G. KLUMP 412/355-0851
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY, LALLY & CO. LLC
(Name — *if individual, state last, first, middle name*)

302 McKNIGHT PARK DRIVE, (Address) PITTSBURGH, (City) PENNSYLVANIA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD G. KLUMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH SECURITIES AND INVESTMENTS, INC., as of DECEMBER 31, 2001, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Jill Braun, Notary Public
Pittsburgh, Allegheny County
My Commission Expires April 8, 2002
Member, Pennsylvania Association of Notaries

Signature

VICE PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

CONTENTS



Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

McKnight East, 302 McKnight Park Drive
Pittsburgh, Pennsylvania 15237-6534
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Commonwealth Securities and Investments, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Commonwealth Securities and Investments, Inc.** (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Commonwealth Securities and Investments, Inc.** at December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

January 17, 2002


PROCESSING
RECEIVED
MAR 0 5 2002
354
SECTION

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 1,644,303
Other Assets	20,302
Securities Owned - At Market Value	1,783,118
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $186,000	12,416
Total Assets	$ 3,460,139

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$ 161,512
Loans Payable on Demand	1,416,193
Commissions Payable	111,279
Total Liabilities	1,688,984

Stockholder's Equity

Common Stock - Class A , Voting, $1 Par Value; 10,000 Shares Authorized; 3,000 Shares Issued and Outstanding	3,000
Common Stock - Class B , Nonvoting, $1 Par Value; 200,000 Shares Authorized; None Issued	0
Retained Earnings	1,768,155
Total Stockholder's Equity	1,771,155
Total Liabilities and Stockholder's Equity	$ 3,460,139

The accompanying notes are an integral part of this financial statement.

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENT

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition of Commonwealth Securities and Investments, Inc. (the Company) is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statement, summarized below are the more significant accounting policies.

Organization

Commonwealth Securities and Investments, Inc. was incorporated in July 1974 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as securities broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers (NASD).

The Company maintains its offices in Pittsburgh, Pennsylvania. The Company performs underwritings and provides investment banking services principally for Pennsylvania municipalities and public entities. The Company also executes securities transactions for customers and on its own account.

Municipal Underwriting

Municipal underwriting revenue consists of underwriting and advisory fees. Underwriting fees are recorded at the time the underwriting is completed and the revenue is reasonably determinable, typically on a settlement date basis.

Securities Transactions

The Company utilizes Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company's cash and cash equivalents are comprised of funds in bank accounts with a bank located in Western Pennsylvania totaling approximately $105,000 and funds held at the clearing agent totaling approximately $1.54 million as of December 31, 2001. The funds held at the clearing agent could be subject to withdrawal restrictions in the event that cash and the market value of securities held falls below 115% of loans payable to the clearing agent. As of December 31, 2001, there were no restrictions on withdrawal.

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENT
(CONTINUED)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned

Securities owned consist primarily of municipal obligations carried at market value.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful life of the assets.

Loans Payable on Demand

The Company has various loans outstanding to the clearing agent totaling approximately $1.41 as of December 31, 2001. The average interest rate for the year ended December 31, 2001 was 2.7%. The loans represent inventory loans and are secured by the Company's securities owned and funds held at the clearing agent having a combined market value of approximately $1.78 million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For income tax reporting, the Company has a June 30 fiscal year end.

NOTE 2 – SECURITIES OWNED

Marketable securities, at approximate market values, as of December 31, 2001 consist of trading and investment securities owned as presented below:

State and Municipal Obligations	$ 1,609,000
Federal Obligations	174,000
	$ 1,783,000

NOTE 3 – RETIREMENT PLAN

The Company maintains a 401(k) retirement plan for the benefit of all eligible fulltime employees, as defined. The Plan provides for employee-participant contributions and discretionary employer-sponsor contributions. No contribution to the Plan has been authorized by the Company's Board of Directors for 2001.

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENT
(CONTINUED)

NOTE 4 – INCOME TAXES

Deferred tax assets as of December 31, 2001 consist of:

State Net Operating Loss Carryforward	$ 203,000
Charitable Contributions	13,000
Gross Deferred Tax Assets	216,000
Valuation Allowance	(216,000)
Net Deferred Tax Assets	$ 0

The Company has a Pennsylvania net operating loss carryover of approximately $2 million which will expire in the years 2007 through 2011. The Company also has a federal charitable contribution carryover of approximately $37,600, which will expire in the years 2002 through 2006. The valuation allowance was established due to the uncertainty of utilization of the state net operating loss carryover and the uncertainty of utilization of the federal charitable contributions carryover. The net change in the total valuation allowance for the year ended December 31, 2001, was a decrease of $62,000.

NOTE 5 – LEASING ARRANGEMENTS

The Company is committed to lease office space and certain equipment under operating lease agreements expiring on various dates through February 2003.

The following is a schedule by years of approximate future minimum lease payments as of December 31, 2001:

2002	$ 126,800
2003	7,600
	$ 134,400

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1) which is administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in the rule. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2001, the Company's aggregate indebtedness to net capital ratio was .17 to 1 and its net capital was approximately $1.65 million. The minimum net capital required is equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness" resulting in excess net capital of approximately $1.4 million. Therefore, the Company was free of all restrictions.

COMMONWEALTH SECURITIES AND INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENT
(CONTINUED)

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the Commonwealth of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities. At December 31, 2001, the contractual amount of committed underwriting purchases and sales was approximately $23.7 million and $23.9 million, respectively.

The Company executes customer securities transactions on a cash basis only. The industry requires each trade to settle within a specified time, generally three business days. The Company is exposed to market and credit risk on unsettled transactions in the event of the counterparty's inability to settle the transaction. Accordingly, the Company may have to purchase or sell the securities at prevailing market prices to satisfy the trade. At December 31, 2001, the contractual amount of unsettled purchases and sales were approximately $4.9 million and $2.7 million, respectively. All unsettled trades were closed subsequent to December 31, 2001, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. As all transactions with customers are on a cash basis, no accounting loss potential exists on settled transactions. Securities owned are primarily obligations of municipalities within the Commonwealth of Pennsylvania. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.